

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 15, 2008

via U.S. mail and facsimile

Timothy C. Coxson, CFO
Avalon Holdings Corporation
One American Way
Warren, Ohio 44484-5555

> **RE: Avalon Holdings Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 20, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 1-14105**

Dear Mr. Coxson:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A. Controls and Procedures, page 10

1. We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures "…are effective in ensuring that all material information required to e filed in this annual report has been made known to them in a timely fashion." This is an incomplete definition of disclosure controls and

procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure in an amendment to your Form 10-K and subsequent Forms 10-Q to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

2. We note your statement, "[t]here have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation." However, Item 308T(b) of Regulation S-K requests disclosure for changes in internal control over financial reporting that occurred during your last fiscal quarter and not subsequent to the evaluation of your internal control over financial reporting and disclosure controls and procedures. Please revise your disclosure in an amendment to your Form 10-K and subsequent Forms 10-Q to state whether changes in your internal control over financial reporting during the fiscal quarter (the fourth fiscal quarter for an annual report) occurred. If changes in your internal control over financial reporting did occurring during the fiscal quarter, please disclose those changes.

Management's Annual report on Internal Control Over Financial Reporting, page 23

3. Please revise your disclosure in an amendment to your Form 10-K to include the statement requested by Item 308T(a)(4) of Regulation S-K regarding your assessment of the effectiveness of your internal control over financial reporting.

Exhibit 13.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 2
Liquidity and Capital Resources, page 2

4. Please revise your liquidity and capital resources discussion in future filings to include an analysis for all periods presented. Please ensure that your discussion of cash flows from operations includes a detailed analysis of the material activity

therein. Refer to Instruction 1 to Item 303(a) of Regulation S-K and Section 501.13 of the Financial Reporting Codification for guidance.

Results of Operations, page 3

5. In future filings, please expand/revise your results of operations discussion for each period presented to address the following items, at a minimum:
    *   Quantify the amount of net operating revenues and income from continuing operations for both the waste brokerage and management services and captive landfill management operations.
    *   Quantify the impact of each factor you identify when multiple and/or offsetting factors contribute to fluctuations. For example, you attribute the increase in the captive landfill management operations' net operating revenues to (a) volume of waste disposed; (b) sale of construction mats; and (c) amount of management services provided without quantification of the impact. Refer to Item 303(A)(3)(iii) of Regulation S-X.
    *   Provide a more detailed analysis of the factors that impact the areas comprising your income from continuing operations, including a complete discussion of known trends or anticipated trends that are and/or may continue to have an impact on net operating revenues, income from continuing operations before taxes, selling, general and administrative expenses as a percentage of net operating revenues, et cetera, including management's outlook as to the future impact. Your discussion and analysis is to provide investors with sufficient information to understand the historical trends and the expectations for the future as seen through the eyes of management. Examples include the following:
        o   Net operating revenues: For the waste management services segment, explain why the level of waste brokerage and management services provided increased during fiscal year 2007 over fiscal year 2006 and whether this trend is expected to continue. For the golf and related operations segment, please consider including a rollforward of memberships for each period presented along with an analysis in material changes. Such rollforward may include the beginning number of memberships, the number of memberships that were not renewed, the number of new memberships, and the ending number of memberships. Also disclose the average number of memberships for each period presented.

- o Income (loss) from continuing operations before taxes: For the waste management services segment, provide a more detailed analysis. You may want to consider providing an analysis of the corresponding profit margin between each period presented. In this regard, we note that the profit margin increased to 9.7% in fiscal year 2007 from 9.3% in fiscal year 2006, which decreased from 10.4% in fiscal year 2005. For the golf and related operations segment, provide an analysis of why this segment is recognizing a loss for each period presented and the steps management is taking to change this negative trend.
- o Income Tax Expense: Provide a more detailed discussion of the movement in the various components which contribute to the overall effective tax rate. For example, please provide a detailed explanation as to how you determined it was reasonable to decrease the valuation allowance.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide further analysis throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Critical Accounting Policies, page 7

6. Please revise your disclosure in future filings to provide a more detailed explanation as to how you determined it is more likely than not that you will realize deferred tax assets net of the valuation allowance. Specifically, please disclose the amount of pre-tax income that needs to be generated to realize deferred tax assets. Also, if you are relying on tax-planning strategies, please provide a detailed explanation of those strategies.

Note 11. Legal Matters, page 18

7. In future filings, please revise your disclosure to address the materiality of your lawsuits, administrative proceedings and governmental investigations to your liquidity in addition to your financial position and results of operations. If there are any legal matters that are probable or reasonably possible of having a material impact to your liquidity, please address the need for disclosure of those issues in accordance with paragraphs 9-10 of SFAS 5.

Exhibits 31.1 and 31.2

8. Please amend your Form 10-K and subsequent Forms 10-Q to revise your principal executive officer and principal financial officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item

601(b)(31) of Regulation S-K. Please also ensure paragraph 4(d) and the introduction to paragraph 5 of the certifications comply exactly with the language in Item 601(b)(31) of Regulation S-K.

Forms 10-Q for the Fiscal Quarters Ended March 31, 2008, and June 30, 2008

Exhibits 31.1 and 31.2

9. We note that the certifications did not include the revised certification language included in Release number 33-8238. Please amend your Forms 10-Q to comply exactly with the certification language in the Release. Please also ensure you include the full introduction to paragraph 4 and paragraph 4.b. of the certification. Refer to Item 601(b)(31) of Regulation S-K for additional guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief